Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549

November 14, 2016

Re:	WorthPoint Corporation

Draft Offering Statement on Form 1-A

Submitted September 30, 2016

CIK No. 0001450158

Dear Ms.Jacobs:

On behalf of WorthPoint Corporation (the “Company”), we submit this application for withdrawal of the Company’s Offering Statement on Form 1-A initially submitted to the SEC on September 30, 2016 on a confidential basis. No securities were sold in connection with the offering. The Company intends to file an offering statement on Form C to raise funds under Regulation Crowdfunding.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

KHLK LLP

cc: William Seippel

WorthPoint Corporation